Exhibit 99.1

Telesat Canada Announces Pricing of Notes Offering

OTTAWA, CANADA, November 9, 2016 –Telesat Canada (“Telesat”), a wholly-owned subsidiary of Telesat Holdings Inc. (“Telesat Holdings”), today announced the pricing of an offering of US$500 million aggregate principal amount of 8.875% senior notes due 2024 (the “Senior Notes”) by Telesat and Telesat LLC (together with Telesat, the “Issuers”). This represents a US$250 million decrease from the proposed offering size previously announced by Telesat, which amount is expected to be reallocated to term loan borrowings as described below. The Senior Notes are being issued at par. The Senior Notes are expected to be issued on or around November 17, 2016, subject to customary closing conditions.

Concurrently with the consummation of the offering of Senior Notes, Telesat expects to enter into a new credit facility that provides for term loan borrowings of US$2,430 million and revolving credit borrowings of up to US$200 million. This represents a proposed US$250 million increase in term loan borrowings from Telesat’s previous announcement. Telesat intends to use the net proceeds from the proposed offering of Senior Notes, together with the proceeds from term loan borrowings under the new credit facilities and cash on hand, to (i) redeem its US$900 million aggregate principal amount outstanding of 6.0% senior notes due May 15, 2017, (ii) repay all borrowings outstanding under its existing credit facilities, (iii) pay related fees and expenses and (iv) if completed, fund its previously announced cash distribution to its shareholders.

The Senior Notes are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, outside the United States, only to non-U.S. investors pursuant to Regulation S under the Securities Act. The Senior Notes will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act or other applicable securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful. Any offers of the Senior Notes will be made only by means of a private offering memorandum. No assurance can be made that the Senior Notes will be issued.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “intends”, “expects”, “would” or other variations of these words or other similar expressions, as well as information concerning payment of a potential cash distribution, are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings’ Annual Report on Form 20-F for the fiscal year ended December 31, 2015 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat’s state-of-the-art fleet consists of 15 satellites plus the Canadian payload on ViaSat-1 with two new satellites under construction. An additional two prototype satellites are under construction and will be deployed in low earth orbit. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)